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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section

MAR 0 5 2019

Washington 413

PUBLIC

SEC FILE NUMBER
8-65337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY	MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Maxim Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Crossways Park Drive North, Suite 304

(No. and Street)

Woodbury	**New York**	**11797**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy   212-895-3863

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP

(Name – *if individual, state last, first, middle name*)

201 Old Country Road, Ste 202 Melville	**New York**	**11747**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

yw

OATH OR AFFIRMATION

I, <u>Timothy G. Murphy</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Maxim Group LLC</u>, as of <u>December 31</u>, 20<u>18</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAXIM GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2018

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA

201 Old Country Road, Ste 202
Melville, NY 11747
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

Report of Independent Registered Public Accounting Firm

To the Members of
Maxim Group LLC
New York, NY

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Maxim Group LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Maxim Group LLC's management. Our responsibility is to express an opinion on Maxim Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Maxim Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
We have served as Maxim Group LLC's auditor since 2002.
Melville, NY
February 26, 2019

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents		$ 18,382,658
Deposit with clearing brokers		505,000
Receivables from broker-dealers and clearing organizations		6,925,716
Securities owned, at fair value		11,140,440
Employee forgivable loans		775,676
Prepaid expenses		513,850
Goodwill		2,946,806
Security deposits, officers' loans receivable and other assets		2,138,935
Furniture and office equipment	$ 78,428	
	78,428	
Less accumulated depreciation	(39,383)	
Total property and equipment		39,045
Total assets		$ 43,368,126

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at fair value	$ 10,206,791
Accounts payable, accrued expenses, and other liabilities	13,309,833
Subordinated borrowings	1,500,000
	25,016,624
Members' equity	18,351,502
Total liabilities and members' equity	$ 43,368,126

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions on a fully disclosed basis through a clearing broker. The Company's main office is located in New York City, New York, and it has offices in various other states.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC, 8% by MJR Holdings, Inc., and has forty-four non-equity members. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months.

RECEIVABLES

Receivables from clearing organizations are recorded based on trade-date, while other receivables are recorded when earned and when the amount is reasonably determinable. All receivables are stated at the amount management expects to collect on current outstanding balances. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and, accordingly, no allowance for doubtful accounts has been provided.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as more fully disclosed in Note 6.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated using the straight line method over their estimated useful lives which are 5-7 years for furniture and equipment and the shorter of the lease term or the estimated useful life for leasehold improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

GOODWILL

The Company has adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment* effective December 31, 2012. Pursuant to the provisions of this ASU, management now performs a qualitative assessment of goodwill impairment to assess the need to perform the traditional quantitative impairment test as previously required by generally accepted accounting principles.

Management now first considers qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying value. If, based on facts and circumstances, management determines that it is more likely than not that the fair value of the reporting unit is less than its fair value, then management performs a quantitative impairment assessment. The quantitative assessment requires management to compare the fair value of the reporting unit to which goodwill relates to that unit's carrying value. If the fair value exceeds its carrying value, then no impairment is recorded. If the fair value is below the carrying value, then an impairment loss is recorded for the excess of the carrying value over the implied fair value of goodwill. However, if management determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then goodwill is not deemed impaired and management is not required to perform the quantitative impairment test.

Management has evaluated all significant facts and circumstances existing as of the date of the financial statements and has determined that it is not more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying amount, and, accordingly, no impairment has been recorded.

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INVESTMENT BANKING AND UNDERWRITING INCOME

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.   Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

INCOME TAXES

The Company was formed under the laws of New York as a Limited Liability Company. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the Statement of Income.

Accounting principles generally accepted in the United States requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES - (Continued)

The Company is subject to routine audits by taxing jurisdictions. The Company's *New York City Form NYC-CRA* for commercial rent tax is currently under audit by the NYC Department of Finance for the period of May 31, 2017 through May 31, 2018. Management believes there will be no additional tax exposure for the Company for any potential adjustments arising as a result of the audit. The Company's *New York City Form NYC-204* is currently under audit by the NYC Department of Finance for the years ended December 31, 2016 and December 31, 2017. Management believes there will be no additional tax exposure for the Company for any potential adjustments arising as a result of the audit. Management believes that the Company's federal, New York State, New York City, Massachusetts and Florida income tax returns prior to 2015, as well as the New Jersey, Texas and California income tax returns prior to 2014 are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period. Management believes that the Company's Illinois income tax returns prior to 2016, as well as the Minnesota, Vermont and Pennsylvania income tax returns prior to 2015 are no longer subject to examination, based on initial filing of returns and the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 26, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 3: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, each month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance becomes immediately payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest.

NOTE 4: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 5,609,623	$ 0
Fees and commissions receivable	1,316,093	0
Total	$ 6,925,716	$ 0

NOTE 5: SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2018 are listed in the following:

Subordinated note, 10.5 percent, due June 4, 2021	$1,500,000
	$1,500,000

The subordinated borrowings are with Pershing, LLC and are available in computing net capital under the SEC's Uniform Net Capital Rule. Pursuant to Appendix D of SEC Rule 15c3-1, and as stated in FINRA's approval letter dated December 6, 2018, the Company must obtain prior written approval of FINRA before any repayment of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the Agreement are not permitted, since such advances would constitute unauthorized prepayments.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 5: SUBORDINATED BORROWINGS – (Continued)

The Company has to meet certain covenants in relation to the subordinated borrowings. As of December 31, 2018, the Company is in compliance with those covenants.

The approximate minimum payments are as follows:

Years Ended December 31,	Amounts
2019	$ -
2020	-
2021	1,500,000
Total	$ 1,500,000

NOTE 6: FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 6: FAIR VALUE - (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. The Company relies on the valuation control processes of its clearing broker to validate the fair value of the company's financial instruments measured at fair value, including any that may be derived from pricing models. It is management's belief that the valuation methods used by the clearing broker are appropriate and consistent with other market participants, however, the use of different methodologies or assumptions to determine the fair value of certain financial instructions could result in a different fair value measurement at the reporting date.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specified measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

All of the Company's securities are valued at the closing price reported in the active market in which the individual securities are traded.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 6: FAIR VALUE - (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

ASSETS

Securities owned:	Level 1	Level 2	Level 3	Total
U.S. government and agency	$ 6	$ -	$ -	$ 6
State and municipal obligations	23,444	-	-	23,444
Corporate bonds, debentures, and notes	7,206,139	-	-	7,206,139
Corporate stocks	3,910,851	-	-	3,910,851
Totals	$11,140,440	$ -	$ -	$11,140,440

LIABILITIES

Securities sold, not yet purchased:	Level 1	Level 2	Level 3	Total
Corporate bond, debentures, and notes	$ 7,196,668	-	-	$ 7,196,668
Corporate stocks	3,010,123	-	-	3,010,123
Totals	$10,206,791	$ -	$ -	$10,206,791

NOTE 7: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2018 the Company's net capital of $9,567,851, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital by $8,567,851. In addition, the Company's tentative net capital before haircuts on securities at December 31, 2018 was $11,857,722.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES

RED BANK, NEW JERSEY OFFICE OPERATING LEASE

The Company leases an office in Red Bank, New Jersey from Wikoff Associates pursuant to a lease, which terminates effective June 30, 2019. The monthly rent payments are $7,400, plus any escalations as outlined in the original agreement.

PALM BEACH, FLORIDA OFFICE OPERATING LEASE

The Company leases an office in Palm Beach, Florida from 105 South Narcissus Property, LLC pursuant to a lease, which terminates effective October 2, 2019. The monthly rent payments are $2,497, plus any escalations as outlined in the agreement.

AVENTURA, FLORIDA OFFICE OPERATING LEASE

The Company leases an office in Aventura, Florida from Regus Management Group, LLC pursuant to a lease, which terminates effective May 31, 2019. The monthly rent payments are $1,995, plus any escalations as outlined in the agreement.

SAN RAFAEL, CALIFORNIA OFFICE OPERATING LEASE

The Company leases an office in San Rafael, California from Regus Management Group, LLC, pursuant to a lease, which terminates on August 31, 2019. The monthly rent payments are $2,506, plus any escalations as outlined in the agreement.

EQUIPMENT LEASES

In addition, pursuant to various equipment leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments for office equipment and leased software. These agreements expire various dates through January 2023.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES – (Continued)

The approximate minimum lease payments are as follows:

Years Ended December 31,	Amounts
2019	$ 2,615,238
2020	740,524
2021	32,988
2022	2,004
2023	1,670
Total	$ 3,392,424

NOTE 9: OPERATING LEASES WITH RELATED PARTIES

WOODBURY, NEW YORK OFFICE OPERATING LEASE
The Company sub-leases its Woodbury office from Maxim Partners LLC, pursuant to a sublease agreement expiring December 31, 2024. The sublease calls for monthly payments of $24,000.

NEW YORK CITY, NEW YORK OFFICE OPERATING LEASE
The Company subleases its New York City office, including certain furniture, fixtures, equipment, and improvements from Maxim Partners LLC pursuant to a sublease agreement expiring June 30, 2021. The sublease called for monthly rent payments of $225,000 for 2018, $230,000 for 2019, $235,000 for 2020 and $240,000 for January through June 2021.

The Company is recognizing rent expense on a straight line basis over the life of the lease. As of December 31, 2018, the Company had a balance in deferred rent of $236,664, which is included in accounts payable, accrued expenses, and other liabilities on the statement of financial condition.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 9: OPERATING LEASES WITH RELATED PARTIES – (Continued)

The approximate minimum lease payments for this lease are as follows:

Years Ended December 31,	Amounts
2019	$ 3,048,000
2020	3,108,000
2021	1,728,000
2022	288,000
2023	288,000
Total	$ 8,460,000

NOTE 10: OTHER RELATED PARTY TRANSACTIONS

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties.

MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties.

MAXIM PARTNERS LLC

The Company advanced a loan to Maxim Partners LLC. The loan was informal and bore interest at the bank's prime rate, which was 4.50% at December 31, 2017. The balance on this loan was paid back on January 29, 2018, and included interest of $44,753.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 10: OTHER RELATED PARTY TRANSACTIONS – (Continued)

OFFICERS' LOANS RECEIVABLE

The Company advances or is advanced loans at various times during the year to, or from, officers of the Company. These loans are informal and bear interest at the bank's prime rate, which was 5.50% at December 31, 2018. The balance on these loans was $1,600,000 at December 31, 2018. These amounts are included in security deposits, officer's loans receivable and other assets on the statement of financial position and were paid back on January 9, 2019.

NOTE 11: 401-K RETIREMENT PLAN

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company and a discretionary profit sharing contribution.

NOTE 12: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company currently has four legal matters for which risk of loss to the Company is both probable and reasonably estimable as of December 31, 2018. The accrual for these matters amounted to $1,000,000 as of December 31, 2018 and is included in accounts payable, accrued expenses, and other liabilities on the statement of financial condition.

NOTE 13: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 13: RISKS AND UNCERTAINTIES – (Continued)

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. Total cash on deposit exceeded federally insured limits by $18,496,807 at December 31, 2018.